Exhibit 99.1

Rail Vision Unveils Innovative Active Control System, Enabling Semi-Autonomous Locomotive Capabilities

The system will be deployed as part of the initial rollout on the fleet of one of its leading U.S customers, with implementation starting by the end of 2024

Ra’anana, Israel, Nov. 18, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced an innovative advancement in railway safety and control. Developed in collaboration with a major U.S.-based rail company, Rail Vision’s new system transitions from passive warning systems to active safety systems that directly control locomotive throttle and brakes, setting a new step towards autonomous rail operations.

This next-generation capability, tailored for shunting yard locomotives, leverages Rail Vision’s proprietary AI technology to provide real-time insights integrated into the customer’s locomotive control systems. The system will be deployed as part of the initial rollout on the customer’s U.S. fleet, with implementation starting by the end of 2024.

This advancement signals a significant transition from passive warning Advance Driver Assistance Systems (ADAS) to the active control of the throttle and brakes which is done in real-time for autonomous applications in order to mitigate risks and preserve business continuity.

“This development represents a major milestone in our commitment to supporting the evolution of autonomous rail operations and reflects our close relationship with this leading customer,” said Shahar Hania, CEO of Rail Vision. “By bridging the gap between humans and advanced detection systems, we are enabling our customers to enhance safety and optimize performance.”

This innovation underscores Rail Vision’s dedication to pioneering next-generation technologies for the global rail industry.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to supporting the evolution of autonomous rail operations. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations:
Michal Efraty
investors@railvision.io